SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE MEDTRONIC PUERTO RICO

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Required Information

1.	The Medtronic Puerto Rico Employees’ Savings and Investment Plan Financial Statements and Supplemental Schedules April 30, 2006 and 2005

2.	Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MEDTRONIC PUERTO RICO EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Dated: October 25, 2006	By:	/s/ Janet S. Fiola
Janet S. Fiola Senior Vice President, Human Resources

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Financial Statements and Supplemental Schedules

April 30, 2006 and 2005

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Assets Available for Benefits at April 30, 2006 and 2005
Statements of Changes in Assets Available for Benefits for the years ended April 30, 2006 and 2005
Notes to Financial Statements – April 30, 2006 and 2005

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at April 30, 2006
Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended April 30, 2006

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Medtronic Puerto Rico Employees’ Savings and Investment Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) at April 30, 2006 and 2005, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) as of April 30, 2006 and of Nonexempt Transactions for the year ended April 30, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

October 23, 2006

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Statements of Assets Available for Benefits

(in 000’s)

	April 30,
	2006	2005
Assets
Investments:
Mutual funds	$6,419	$4,531
Plan’s interest in the Medtronic, Inc. Master Trust Fund	8,120	7,768
Participant loans receivable	958	815
Total investments	15,497	13,114

Contributions receivable:
Employer	20	19
Participant	57	46
Assets available for benefits	$15,574	$13,179

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Statements of Changes in Assets Available for Benefits

(in 000’s)

	Years Ended April 30,
	2006	2005
Investment income:
Net appreciation in fair value of mutual funds	$537	$163
Plan’s interest in the Medtronic, Inc. Master Trust Fund income	130	311
Interest and dividends	244	159
Total investment income	911	633
Contributions:
Participant	1,675	1,186
Employer	645	482
Total contributions	2,320	1,668

Deductions:
Benefits paid to participants	835	847
Administrative expenses	1	1
Total deductions	836	848

Net increase	2,395	1,453
Assets available for benefits:
Beginning of year	13,179	11,726
End of year	$15,574	$13,179

See accompanying notes to the financial statements.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of The Medtronic Puerto Rico Employees’ Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Parent Company”). Generally, the Plan covers all regular employees of Medtronic Puerto Rico Operations Company – Puerto Rico Branch (the “Company”). Prior to January 1, 2006, employees with at least three months of service were eligible to participate in the Plan. Employees hired on or after January 1, 2006 are eligible upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As discussed in Note 7, on June 1, 2006, the Medtronic Puerto Rico, Inc. Retirement Plan was merged with the Plan.

Administration of Plan Assets

The Qualified Plan Committee (the “Committee”) of the Parent Company oversees the administration of the Plan. The Committee appointed Banco Popular de Puerto Rico (hereinafter referred to as “the Trustee”) as Trustee of the Plan assets. Transactions are executed by the Trustee of the Plan, as directed by the Parent Company in its capacity as Plan Administrator. Vanguard Fiduciary Trust Company (hereinafter referred to as “Vanguard Trust”) has been appointed as Recordkeeper for the Plan and to provide participant services, education and communication services. Vanguard Trust maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and expenses credited thereto.

Contributions

The Plan provides a regular savings program for the employees of the Company under which participants may contribute up to 10% of their qualified compensation through payroll deductions. Participants direct their contributions into eleven various investment options offered by the Plan. The participants may change their investment decisions at any time prior to May 1, 2005, and thereafter once a month, by contacting Vanguard Trust. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers a month in or out of the Medtronic Common Stock Fund. In addition, effective September 30, 2005, participants who exchange any amount out of a Vanguard mutual fund must wait 60 calendar days before exchanging back into the same fund. As discussed in Note 3, the Medtronic Interest Income Fund and Medtronic Common Stock Fund became part of the Medtronic, Inc. Master Trust Fund effective May 1, 2004. Participants receive Company matching contributions based on each participant’s contributions up to 6% of eligible compensation. Company matching contributions range from 50% to 75% of participant contributions, depending upon the achievement of certain Company performance goals. Participants direct the investment of their Company matching contributions into the same eleven investment options available for their elective contributions.

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (“rollover contributions”).

During the fiscal year ended April 30, 2006, a prohibited transaction occurred between the Plan and the Company in the form of a late deposit for $72,767 related to participant contributions under Section 1165 (a) of the Puerto Rico Internal Revenue Code. The deposit and lost interest income were subsequently contributed to the Plan during the fiscal year ended April 30, 2006.

Participant Accounts

Each participant account is credited with the participant’s contributions and the Company’s matching contributions, as well as earnings and losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Active participants vest in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years of service. Participants also become fully vested on normal retirement date, death, total disability, termination of the Plan or complete discontinuance of employer contributions. Participant forfeitures of nonvested amounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan, reduce employer contributions, or make an additional matching contribution to active participants’ accounts. The balance of unallocated forfeited nonvested accounts for the years ended April 30, 2006 and 2005 amounted to $17,000 and $37,000, respectively. Administrative expenses of $29,000 and $4,000, during fiscal years 2006 and 2005, respectively, were funded by forfeitures.

Distributions

Active participants can request a partial or total withdrawal of their after-tax contributions account, rollover contributions account and the vested portion of their employer matching contributions account by giving prior notice to the Plan Administrator, with the exception that vested employer contributions are only distributed for a demonstrated financial need related to health, education, or welfare of the Participant or the Participant’s dependents.

Active participants may also take hardship withdrawals from their pre-tax contributions account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including available loan provisions. The amount of hardship withdrawal cannot exceed the amount of financial need.

Upon termination, retirement or upon incurring total disability, participants may receive distribution of their account in a lump sum payment, or, prior to January 1, 2006, an immediate annuity purchase from an insurance company or a combination of such methods of payment at the discretion of the participant.

Participant Loans

Participants are limited to one outstanding loan and can borrow up to 50% of their vested account balance, not to exceed the maximum loan amount of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of April 30, 2006, loans receivable were due at various dates through 2011, with interest rates ranging from 4.0% to 7.75%.

Plan Termination

The Plan provides that the Board of Directors of Medtronic, Inc. can terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in their accounts. Benefits would be distributed at that time in accordance with the Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Investment Income

The Plan’s investments are stated at fair value, except for investment contracts held by the Medtronic Interest Income Fund, which are valued at contract value. Shares of mutual funds (registered investment companies) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The Plan’s interest in the Medtronic, Inc. Master Trust Fund is valued at its unit closing price (comprised of the aggregate fair value of their respective underlying investments, except for investment contracts which are valued at contract value, plus any uninvested cash position). The common shares of Medtronic, Inc. held by the Medtronic Common Stock Fund are valued at their quoted market price. Participant loans receivable are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is accrued on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan presents in the Statements of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Plan expenses, excluding participant loan fees, are paid for by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company. Participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits
Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, including Medtronic, Inc. common stock, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits and the Statements of Changes in Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2006 and 2005, approximately 12% and 14%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. The underlying value of the Medtronic Common Stock Fund, which is part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

3.	Plan’s Interest in Master Trust

Effective May 1, 2004, Plan assets previously invested in the Medtronic Interest Income Fund and Medtronic Common Stock Fund were transferred into the Medtronic, Inc. Master Trust Fund which also includes certain assets of the Medtronic, Inc. Savings and Investment Plan. Vanguard Trust is the Trustee and Recordkeeper for the assets held in the Medtronic, Inc. Master Trust Fund and maintains a separate account for the associated Plan assets and liabilities. As of April 30, 2006 and 2005, the Plan assets within the Medtronic, Inc. Master Trust Fund included Medtronic, Inc. common stock. At April 30, 2006 and 2005, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust was 0.6% and 0.5%, respectively.

The Medtronic, Inc. Master Trust Fund is invested in four funds – the Medtronic Interest Income Fund, Medtronic Common Stock Fund, Medtronic Dividend Stock Fund, and the Medtronic ESOP Fund. The Plan does not have investments in the Medtronic Dividend Stock Fund or Medtronic ESOP Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic, Inc. common stock. The Medtronic Dividend Stock Fund consists of amounts accumulated from cash dividends received from the Medtronic ESOP Fund and are temporarily invested in money market securities. These funds will later be reinvested, into participant accounts, within the Medtronic ESOP Fund in the form of Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund consist of guaranteed investment contracts issued by financial institutions, synthetic guaranteed investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities. These investment contracts are valued at their contract values as these investments have fully benefit-responsive features. Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the master trust or into other Plan investment options which are not part of the master trust.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund

Statements of Master Trust Assets

(in 000’s)

	April 30,
	2006	2005
Assets
Investments at fair value:
Medtronic, Inc. common stock	$1,150,145	$1,236,446
Short-term investment fund	—	4,317
Total investments at fair value	1,150,145	1,240,763
Investments at contract value:
Guaranteed investment contracts	248,992	252,982
Medtronic, Inc. Master Trust Fund assets	$1,399,137	$1,493,745

Medtronic, Inc. Master Trust Fund

Statements of Changes in Master Trust Assets

(in 000’s)

	Years Ended April 30,
	2006	2005
Additions:
Investment income:
Interest	$10,546	$10,005
Dividends on Medtronic, Inc. common stock	8,854	7,078
Net (depreciation) appreciation in fair value of investments	(51,956)	53,593
Total investment (loss) income	(32,556)	70,676
Administrative expenses	(955)	(822)
Total (loss) income	(33,511)	69,854
Employer contributions	26,978	93,762
Interfund transfers, net	(88,075)	1,330,129
Net (decrease) increase	(94,608)	1,493,745
Medtronic, Inc. Master Trust Fund assets
Beginning of year	1,493,745	—
End of year	$1,399,137	$1,493,745

The Medtronic, Inc. Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation)) changed in value as follows (in 000’s):

	Years Ended April 30,
	2006	2005
Net change in fair value of investments:
Medtronic, Inc. common stock	$(51,956)	$53,593

Net (depreciation) appreciation in fair value of investments	$(51,956)	$53,593

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the period are as follows (in 000’s):

	Years Ended April 30,
	2006	2005
Plan’s interest in the Medtronic, Inc. Master Trust Fund, beginning of year	$7,768	$—

Investment income:
Interest income	252	235
Dividends on Medtronic, Inc. common stock	14	9
Net (depreciation) appreciation in fair value of investments	(104)	73
Total investment income	162	317
Administrative expenses	(32)	(6)
Total income	130	311

Interfund transfers, net	(65)	7,227
Employer contributions	287	230
Plan’s interest in the Medtronic, Inc. Master Trust Fund, end of year	$8,120	$7,768

4.	Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows (in 000’s):

	April 30,
	2006	2005
Plan’s interest in Medtronic, Inc. Master Trust Fund	$8,120	$7,768

Mutual funds:
Vanguard 500 Index Fund	2,430	1,829
Vanguard Wellington Fund	1,515	1,079
Vanguard Total Bond Market Index Fund	820	663

The net appreciation in the fair value of the investments during fiscal years 2006 and 2005, other than those held in the Medtronic, Inc. Master Trust Fund, including gains and losses on investments purchased and sold, as well as held during the year, was as follows (in 000’s):

	Years Ended April 30,
	2006	2005
Mutual funds	$537	$163
Net appreciation in fair value of investments, excluding Plan’s interest in Master Trust	$537	$163

5.	Related Party Transactions

The Plan’s investments consist of the Plan’s interest in Medtronic, Inc. Master Trust and shares of mutual funds managed by the Plan’s Trustee, as well as participant loans receivable. All investment transactions are managed by the Trustee and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. In addition, as noted previously, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Parent Company.

During the years ended April 30, 2006 and April 30, 2005, the Plan had transactions with Vanguard Trust, the Plan’s Recordkeeper, which are allowed by the Plan and the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

Total purchases of Plan investments with parties-in-interest for the years ended April 30, 2006 and 2005 were $3,837,000 and $3,604,000, respectively, and proceeds from sales of Plan investments with parties-in-interest were $2,078,000 and $2,568,000, respectively.

6.	Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department on May 23, 2001. The Puerto Rico Treasury Department has determined that the Plan and the related trust are designed in accordance with Section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994 and are, therefore, exempt from Puerto Rico income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Subsequent Event

On May 1, 2006, the Medtronic Puerto Rico, Inc. Retirement Plan (“the Retirement Plan”) transferred assets of $14,205,000 into the Plan. The transfer was in anticipation of the merger of the Retirement Plan with the Plan on June 1, 2006.

The Medtronic Puerto Rico Employees’ Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

April 30, 2006

(in 000’s)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard 500 Index Fund	Registered Investment Company	**	$2,430
*	Vanguard Explorer Fund	Registered Investment Company	**	405
	Vanguard Extended Market Index Fund	Registered Investment Company	**	360
*	Vanguard International Growth Fund	Registered Investment Company	**	328
*	Vanguard PRIMECAP Fund	Registered Investment Company	**	310
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	820
*	Vanguard U.S. Growth Fund	Registered Investment Company	**	63
*	Vanguard Wellington Fund	Registered Investment Company	**	1,515
*	Vanguard Windsor II Fund	Registered Investment Company	**	188
*	Participant loans	Interest at 4.00%-7.75% due at various dates through 2011	**	958

	Total Plan investments, excluding the Plan’s interest in the Medtronic, Inc. Master Trust Fund			7,377

	Plan’s interest in Medtronic, Inc. Master Trust Fund			8,120

				$15,497

* Denotes party-in-interest. ** Cost information is excluded as it is no longer required for participant-directed investments.

THE MEDTRONIC PUERTO RICO EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

Form 5500, Schedule G, Part III

Schedule of Nonexempt Transactions

Year Ended April 30, 2006

(a)	(b)	(c)
Party Involved	Relationship to Plan	Description of Transactions

Medtronic Puerto Rico Operations, Co.	Plan sponsor

During the fiscal year ended April 30, 2006, the Plan sponsor failed to remit certain participant contributions on a timely basis on one occasion. The Plan sponsor subsequently identified the transaction, and corrected any participant account balances for lost investment earnings. The total amount of the late contribution was $72,767. The Plan sponsor contributed $314 to participants’ accounts for lost investment earnings. The deposit and lost interest income were contributed to the Plan during the fiscal year ended April 30, 2006.

The Department of Labor has reviewed the Plan’s corrective contribution and provided the Plan with a letter indicating they will take no further action with respect to this transaction.

Note: Columns (d) through (j) are not applicable.